

October 10, 2013

Via E-mail
Mr. James A. Mehling
Chief Financial Officer of Mount Lucas Management LP
  on behalf of MLM Index Fund
405 South State Street
Newtown, PA 18940

> **Re: MLM Index Fund**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 0-49767**

Dear Mr. Mehling:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Kevin Woody

                                        Kevin Woody
                                        Branch Chief